July 20, 2016

British Columbia Securities Commission
Ontario Securities Commission
Alberta Securities Commission
Quebec Securities Commission

Re:	Americas Silver Corporation (the “Company”)
Report of Voting Results pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Following the special meeting of shareholders of Americas Silver Corporation, held on June 20, 2016 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted Upon		Voting Results
1.	Approval of Conversion	The resolution was approved by shareholders on a ballot vote. Detailed
	Resolution as more	voting results were as follows:
particularly set out in the
	Circular.	Shares Voted For	Shares Voted Against
		54,645,052 (92.88%)	4,188,679 (7.12%)

Yours truly,

AMERICAS SILVER CORPORATION

Per:	Peter J. McRae
Sr. Vice President, Corporate Affairs &
General Counsel